UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

IPC HOLDINGS, LTD.

(Name of Subject Company)

IPC HOLDINGS, LTD.

(Names of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G4933P101

(CUSIP Number of Class of Securities)

James P. Bryce

President and Chief Executive Officer

American International Building

29 Richmond Road

Pembroke, HM 08

Bermuda

(441) 298-5100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew S. Rowen, Esq.

Melissa Sawyer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by IPC Holdings, Ltd. (“IPC”) with the Securities and Exchange Commission on May 14, 2009, as amended and restated by Amendment No. 2 to Schedule 14D-9, filed on May 21, 2009. This Amendment provides updated information with respect to the IPC-Max Amalgamation. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of such item under “The IPC-Max Amalgamation”:

On June 4, 2009, following negotiations between IPC and Max, IPC, IPC Limited and Max entered into the waiver letter, affecting the terms of the amalgamation. Pursuant to the terms of the waiver letter (1) IPC has declared a special, one-time cash dividend of $1.50 per IPC common share outstanding, with a record date of June 15, 2009, which will be prior to the effective time, and a payment date to occur one business day after the effective time, conditional on the occurrence of the effective time and subject to applicable law and (2) IPC has declared a special, one-time cash dividend of $1.00 per common share of the combined entity outstanding, with a record date of the twenty-first day after the date on which the effective time occurs (or the first business day thereafter, if such twenty-first day is not a business day) and a payment date one business day after the record date, the payment of which shall be conditional upon the effective time having occurred and subject to applicable law. The exchange ratio previously agreed to will remain the same (i.e., Max shareholders will receive 0.6429 common shares of IPC and cash in lieu of fractional shares in exchange for each Max common share held, unless they exercise appraisal rights pursuant to Bermuda law).

The waiver letter also makes certain other technical changes to the amalgamation agreement in order to facilitate the special cash dividend. First, IPC has no obligation to coordinate with Max with respect to the payment date for the special dividend or the post-closing dividend and Max continues to be bound by all of the restrictions on dividends included in the amalgamation agreement. Second, the IPC meeting and Max special meeting may occur on June 12, 2009 as currently scheduled, regardless of the fact that the period during which Max shareholders may require appraisal of the value of their Max common shares will not have ended prior to June 12, 2009. Third, no representation, warranty, agreement or covenant of Max, IPC or IPC Limited in the amalgamation agreement will be considered to be inaccurate or breached as a result of the actions contemplated by the waiver letter.

Item 3 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end of such item under “Legal Proceedings”:

“On May 29, 2009, the Supreme Court of Bermuda dismissed Validus’s application for an order convening a meeting of IPC’s shareholders to consider Validus’s proposed scheme of arrangement and ordered Validus to pay IPC’s costs in connection with Validus’s application.”

Item 7

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the fifth paragraph in Item 7:

On June 3, 2009 and following additional negotiations on June 4, 2009, IPC and Max reached an agreement to enter into the waiver letter, subject to their respective board of directors’ approval, providing for (i) IPC’s declaration of a special, one-time cash dividend of $1.50 per IPC common share outstanding, with a record date of June 15, 2009, which will be one business day prior to the effective time, conditional upon the occurrence of the effective time and subject to applicable law, and (ii) IPC’s declaration of a special, one-time cash dividend of $1.00 per combined entity common share with a record date of the twenty-first day after the date on which the effective time occurs (or the first business day thereafter, if such twenty-first day is not a business day) and a payment date one business day after the record date, the payment of which shall be conditional upon the effective time having occurred and subject to applicable law.

IPC’s board of directors met on June 4, 2009 to consider the waiver letter. IPC’s financial advisor, J.P. Morgan Securities Inc., presented an analysis of the financial terms of the waiver letter. IPC’s directors then engaged in extensive review and discussion, including consideration of the factors described under—Update to Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation. Following these discussions, IPC’s board of directors by unanimous vote of directors in attendance approved the waiver letter and deemed the waiver letter and the transactions contemplated thereby to be fair, advisable and in the best interests of IPC and its shareholders as a whole. IPC’s board of directors also (i) declared a special, one-time cash dividend of $1.50 per IPC common share outstanding, with a record date of June 15, 2009 and a payment date to occur one business day after the effective time, conditional on the occurrence of the effective time and subject to applicable law and (ii) announced it would declare a special, one-time cash dividend of $1.00 per combined entity common share outstanding, with a record date of the twenty-first day after the date on which the effective time occurs (or the first business day thereafter, if such twenty-first day is not a business day) and a payment date one business day after the record date, the payment of which shall be conditional upon the effective time having occurred and subject to applicable law.

Later that day, on June 4, 2009, Max, IPC and IPC Limited entered into the waiver letter and Max and IPC each issued a press release announcing the entry into the waiver letter and the declaration of the special dividend and the post-closing dividend.

Item 9

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(3) IPC Holdings, Ltd. Definitive Additional Materials on Schedule 14A, dated June 4, 2009, (incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IPC HOLDINGS, LTD.

By:	/s/ John R. Weale
John R. Weale Executive Vice President & CFO

Date: June 4, 2009

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